UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Resteasiest.com, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      December 6, 2019

Physical address of issuer
2607 Lawrence St, Houston, TX 77008

Website of issuer
https://thepostage.com/

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$157,623.00	$149,824.00
Cash & Cash Equivalents	$133,053.00	$84,625.00
Accounts Receivable	$18,187.00	$58,816.00
Short-term Debt	$5,927.00	$57,996.00
Long-term Debt	$1,897,337.00	$1,462,230.00
Revenues/Sales	$22,392.94	$5,512.00
Cost of Goods Sold	$324,131.00	$724,314.00
Taxes Paid	$0.00	$0.00
Net Income	-$427,254.78	-$807,648.00

April 24, 2023

FORM C-AR

Resteasiest.com, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Resteasiest.com, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://thepostage.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Resteasiest.com, Inc. (the "Company") is a Delaware Corporation, formed on December 6, 2019. The Company is currently also conducting business under the name of The Postage.

The Company is located at 2607 Lawrence St, Houston, TX 77008.

The Company's website is https://thepostage.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Postage is an end-to-end software solution for creating, storing, and updating your end-of life and estate plan online. The Company offers a full-service digital platform that provides one place for all of an individual's plans. The product includes a combination of a flat-fee product (will creation), subscription (will updates and the comprehensive legacy planning software platform), and partner revenues. Our proprietary platform is designed to guide consumers through everything they need to keep their legacy and family organized, all from within The Postage product. The full-service digital platform includes: • Digital estate preparation and planning (including online will-maker) • Funeral planning and management • Encrypted password manager • Text and email builder for posthumous messaging • Secure document storage • Delegate assignment for data and estate continuity

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was incorporated on December 6, 2019 and therefore has very little operating history. The Company has generated very minimal revenues from subscription and one-time fee customers and none from other sources, currently has very few revenue generating customers, and is not profitable. The Company's initial base technology platform has been developed and is operational, however, the Company intends to continue developing additional features,

enhancements and service improvements to the platform, as well as intending to develop additional products and services, in order to attract and retain customers by providing additional and improved services, products and features. There is no assurance that the Company will complete the development of any additional services, features, enhancements or improvements, or any additional products or product lines, or if so, whether same will be completed timely, or in accordance with budget, or that any of the foregoing if completed will operate as desired or obtain any degree of customer acceptance. Accordingly, potential investors have very little actual operating performance and very limited information upon which to evaluate the Company's business and potential for future success. Prospective investors must consider the risks and uncertainties frequently encountered by companies in the start-up stage and early stages of development, particularly those without any significant revenues or an established customer base, and those in new and rapidly changing markets.

In order to address the risks and uncertainties associated with startup, pre-revenue and early stage companies, the Company must, among other things, successfully continue to develop its software and services, products and technology, and develop or acquire operating systems and technical capacity, attract, hire, retain and motivate qualified personnel, including sales and marketing personnel, build an organizational infrastructure, establish a market for its services and products, establish and grow a customer base, develop and maintain key relationships upon acceptable terms and conditions, including, without limitation, product and service distribution channels and partners, maintain and continue to enhance its technology, systems and processes, and respond rapidly to competition. If the Company is not successful in addressing these risks and uncertainties, its business, results of operations and financial condition may be materially and adversely affected.

The Company cannot predict with certainty if or when it will generate sufficient earnings to become profitable. Accordingly, the Company cannot assure potential investors when, or whether, the Company will become, or remain, profitable. The Company's inability to become profitable will have a material adverse effect on its business, operations and financial condition. If profitability is attained, revenues and results of operations could fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. A significant portion of the Company's operating expenses are related to personnel costs, sales and marketing activities, relationship development and general overhead, which cannot be adjusted quickly. Therefore, many of these operating expenses could be considered as relatively fixed in the short term. If the Company fails to generate revenues at a rate commensurate with anticipated operating expenses, or if operating expenses exceed expectations without corresponding increases in revenues, the Company's results from operations and financial condition will be materially and adversely affected. Further, even if the Company begins to generate sufficient revenues to become profitable, the Company may nonetheless decide to re-invest in product development, technology, sales and marketing activities, expansion into new markets, line of business expansion, or other activities.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies operating worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Risks of competition

There are direct and indirect competitors that have resources (including, without limitation, capital and established infrastructure) which are substantially greater than those of the Company. It is also highly plausible that significant competition will emerge from new companies, as well as existing companies that may expand the scope of their services and products in order to compete with the Company. A substantial number of these companies have, or will have, significantly greater resources than the Company in terms of capital, personnel, existing business relationships and brand identity. There can be no assurances that the Company's current or potential competitors will not develop products and services comparable or superior to those to be developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing customer demands and preferences. The Company expects that highly aggressive competitive forces will exist for the foreseeable future and that competition will be formidable. If the Company is unable to compete successfully against its competitors, its business, financial condition and operating results will be materially and adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Emily Cisek who is the Founder and Chief Executive Officer of the Company. The Company has or intends to enter into employment agreements with Emily Cisek although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Emily Cisek or other key employees could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including a limited ability to find employees. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting the DNA data, storing it separately from the consumer's data and working with top cyber security experts in the US. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer

viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience

technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

If we do not respond to technological changes or upgrade our platform, website, and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our platform, website, and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business model is not yet proven, and the amount of market demand isn't clear.
Although the Company has launched its initial technology platform and services, its business model remains unproven. There is no guarantee that the Company's products and services will be attractive to or accepted by subscription or other consumers, or if so, to what extent and at what pricing levels. The Company's business model is dependent upon customer acceptance and use of its services and products, which in substantial part will be a result of the Company's ability to distinguish its services and products from those of its competitors. Accordingly, if the Company cannot profitably offer its services in a manner which generates considerable added value for potential customers compared to similar services, then it is highly plausible that the Company will not be successful in attracting new customers and growing its business. Further, even if the Company is successful in implementing its business model, there can be no assurances that the Company will generate sufficient revenues to become profitable.

Customer acquisition costs could increase, and the Company may depend on a few key relationships to market to potential customers.
The Company's ability to generate revenues is largely dependent on its ability to attract and retain a substantial number of customers. Attracting customers may be difficult for several reasons, including limited sales and marketing resources and reluctance by many customers. Accordingly, the Company may incur greater costs to acquire customers in comparison to existing or more established services. If the Company is not successful in attracting customers at

reasonable acquisition costs, or at all, its business, results of operations and financial condition will be materially adversely affected.

While the Company's marketing and customer acqms1tion strategies largely involve direct marketing to potential customers, the Company may also seek to establish and maintain favorable relationships with third parties having direct access to potential consumers. There can be no assurances that the Company will be able to establish relationships with potential marketing partners or, if so, upon terms and conditions favorable to the Company.

Growth rates higher than planned could create challenges.
The Company's growth, if attained, will result in substantial responsibilities placed upon management and internal systems. Rapid expansion of operations in an emerging stage company entails risks and uncertainties. These risks can, and do, effect available management and other personnel resources, financial resources and physical resources. While detailed planning for growth can mitigate these risks, there can be no assurances that the Company will not be adversely affected by disruption, unexpected events, or conflicting demands upon resources, or that the Company's personnel, systems, procedures and controls will be adequate to support continued growth.

Our business and services could subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters. While our model is not to prepare or advise on the preparation of legal documents, if these laws were found to apply or change to apply, then these laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business involves providing forms and templates, which may include, without limitation, wills, powers of attorney, and other such documents, and the Company provides automated services to enable our customers to fill in and complete such forms and templates and, as a result, is subject to a variety of complex and evolving U.S. laws and regulations, including the following:

• Our business model includes the provision of services that represent an alternative to traditional legal services, which could subject us to allegations of unauthorized practice of law. Unauthorized practice of law generally refers to an entity or person giving legal advice who is not licensed to practice law. However, laws and regulations defining unauthorized practice of law, and the governing bodies that enforce unauthorized practice of law rules, differ among the various jurisdictions in which we operate. We are unable to acquire a license to practice law in the United States or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. We may also be subject to laws and regulations that govern business transactions between attorneys and non-attorneys, including those related to the ethics of attorney fee splitting and the corporate practice of law if and to the extent that we evolve to offer products that involve such items.

• Regulation of legal document processing and preparation services varies among the jurisdictions in which we conduct business. We currently provide will forms in Texas, Florida, Pennsylvania, Arizona, New York, and California and plan to expand to North Carolina and Illinois in the near future and most of the remaining states beyond that. We do not advise that these forms are accurate or provide any advice or guidance regarding alternatives or means to prepare those forms.

• Regulation of our legal documents varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer, or plan to offer, our legal documents. In addition, some states may seek to regulate our legal documents as insurance or specialized legal service products.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 81.3% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Postage is an end-to-end software solution for creating, storing, and updating your end-of life and estate plan online. The Company offers a full-service digital platform that provides one place for all of an individual's plans. The product includes a combination of a flat-fee product (will creation), subscription (will updates and the comprehensive legacy planning software platform), and partner revenues. Our proprietary platform is designed to guide consumers through everything they need to keep their legacy and family organized, all from within The Postage product. The full-service digital platform includes: • Digital estate preparation and planning (including online will-maker) • Funeral planning and management • Encrypted password manager • Text and email builder for posthumous messaging • Secure document storage • Delegate assignment for data and estate continuity

Business Plan

The Company offers a one-time will creation product as well as a subscription product that includes will updates and access to the Company's comprehensive legacy planning platform. The Company is committed to bringing the best user experience to its customers through innovative software. As part of its go-to-market strategy, they deliver their product directly to consumers and are focused on the millions of American adults who have yet to create their legacy plan. They acquire these customers through paid acquisition on social media, search engine marketing such as pay-per-click, and through channel partners.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Last Will & Testament	A Last Will and Testament allows you to control what happens to your estate after your death. This includes a digital asset authorization form for your digital assets and assign beneficiaries.	Direct to consumer: We are targeting Americans (25+) without a will
Document Storage	Securely and efficiently organize, manage, and share your most important documents with family, friends, or trusted advisors.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Encrypted Password Manager	Secure and encrypt your account and device passwords. Give clear instructions about your digital legacy. The Postage provides a safe and centralized location for your most crucial online details. We use industry-leading security measures to ensure your information is secure, including: -256-bit AES encryption -Zero-knowledge protocols	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Funeral Planning	Customize the end of life service or celebration that you want	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Message Planning	Send timely notes and instructions to your family after you're gone	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Memories	Pass on your stories, memories, photos and values to your loved ones.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers

Estate Planning	Organize your estate, digital legacy, and financial plans	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Delegate Assignment & Sharing	Invite family members and trusted professionals to securely view your plans now or in the future.	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers
Digital Legacy Planner	We offer a secure online portal to proactively plan your future with confidence with our online will builder and digital legacy planning features including secure storage, password management, funeral planning, and more. With The Postage you can: -Create & share your will -Record your estate plans -Leave notes & pictures -Organize & store documents -Manage your passwords -Plan for your funeral	Direct to consumer: We are targeting Americans (25+) especially Generation X with Aging Parents, and Baby Boomers

Our digital legacy planner became available in the U.S. in October 2020. In July 2021, the Company launched our online will maker which is currently available in 49 states and Washington D.C. Louisiana will be coming soon.

The Company acquires customers through paid acquisition on social media, pay-per-click, and channel partnerships. The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. Additionally, the Company licenses third party cloud software providers in connection with the development of the product offerings and operation of the business.

Competition

The Company's primary competitors are Trust & Will, Everplans, FreeWill, and GoodTrust.

The Company's two primary competitors are Trust & Will, and Everplans. They own a very small portion of the addressable market which is 250M adults in the US alone. The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known competitors. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation. The Postage is the holistic and intergenerational solution on the market that provides life organization, legacy, and estate planning, - all in one place. Not only do we have proprietary software that allows our customers to customize their last will and testament document but we have a full breadth of products that support holistic life and legacy planning. Our offering guides our customers through everything they need to get organized today and for tomorrow. We have a proprietary mechanism to allow users to invite and share important information today or in the future. We also have the industry-first mobile app that eliminates the arduous process of life, legacy, and estate planning.

Customer Base

The Postage sells its services direct-to-consumer and through channel partners. Our platform is built and designed to impact the entire population; however, we are initially focused on the U.S. adults who know they need an end-of-life and estate plan but haven't created it yet. The Company's target demographic is Generation X, who have assets and aging parents, along with Baby Boomers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,376,758	Class 35, Class 42, Class 45	THE POSTAGE	August 27, 2020	June 8, 2021	United States

The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. The Company has significant intellectual property in the form of source code and trade secrets.

Governmental/Regulatory Approval and Compliance

Governmental/Regulatory Approval and Compliance Estate planning can be a complex and arcane area of law, and one that can vary in many details from state to state. While the legal framework has evolved on a state-by-state basis, the fundamental principles and objectives of estate planning are largely consistent across jurisdictions although careful navigation of legal requirements is necessary. The Company takes the following approach in preparing a product template to roll out into a new state. • A review of statutes related to the fundamental requirements for creating a valid document. • Verifying the minimum requirements to make the document effective and binding. • Required contents, including any required statements of intent. • Age and capacity of the signer. • Witness requirements, including the number, age, and capacity requirements. • Execution requirements and formalities, such as signing in the simultaneous presence of witnesses and/or notaries. • The Company confirms that the product complies with these minimum requirements and verifies that the signature process meets or exceeds these requirements. • A review of statutes related to the permissible contents (as opposed to the minimum requirements). • Verification of the legal terminology used in each state and verification that the default/boilerplate provisions are consistent with state requirements. • The Company prepares state-specific provisions if the default/boilerplate provisions are not consistent with state requirements. • Review of any statutes related to the legal effect of each document type and the rights, powers, and authorities affected by the document. • Examples include state limits on expanding or restricting the duties and powers of executors and state requirements for designating a guardian for a minor in the event of the death or incapacity of the parent. • The Company will review the applicable statutes and requirements, verify compliance, and if necessary, prepare state-specific provisions to comply with the statutes and requirements. • Review of the document-specific statutes and additional steps that may be taken in connection with executing the document. • For a will, an example is the availability of and requirements for using a self-proving affidavit. If a self-proving will is permitted, the Company drafts a self-proving affidavit that complies with the state-specific requirements. • A broad review to identify any other information or requirements that may be relevant to the document and/or the Company's ability to offer the document in the applicable state. • A review of statutory and case law, secondary sources and general research regarding any issues that other online legal document generators or legal service companies may have encountered. The Company makes sure that its product offering complies with all such known requirements before transacting any business or offering any product in a state. • A review of statutorily-approved forms or forms that are the de-facto standard in a state. If a particular form is statutorily-approved or a de-facto standard, the Company will consider adopting or incorporating that form for more widespread recognition and acceptance. • If any questions or concerns arise in any part of the review and research process, additional research is performed to resolve any concerns, or the state is marked as one the Company cannot operate in until further notice.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2607 Lawrence St, Houston, TX 77008

The Company conducts business in Texas.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the

Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emily Cisek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, December 2019 - Present (full-time)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage Chief Executive Officer, Director December 2019 - Present General business strategy, fundraising, product roadmap, hiring, and more. Integrate Agency Director of Sales August 2019 - April 2020 Led the company's sales team, cultivated relationships m Texas, focused on increasing customer lifetime values, and more. Integrate Agency Manager of Paid Digital & Sales Lead May 2017 -August 2019 Agency lead for email programs, led marketing campaign efforts internally and for clients, and more Education: Bryant University, Bachelor of Science in Business Administration, Marketing, Communications

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Name

Robbie Wright

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, April 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage, Director, April 2020-Present Member of Company board and aids with general business development Energy Texas, CEO, October 2021-Present Oversees company strategy and general business operations Integrate Agency, CEO, January 2017-September 2021 Sets the strategic vision for the company, focuses on M & A efforts, building brand value, and more. Education: The University of Texas at Austin: Red McCombs School of Business, Bachelor of Business Administration, Bachelor of Finance

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Name

Rebecca Atchison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

The Postage Director May 2021 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage Director May 2021 -Present Member of Company board and aids with general business management Bumble Board Member, Audit Committee Chair October 2020 - Present Member of Company board and chairs the audit committee Absolute Software Board Member August 2019 - Present Member of Company board and chairs the audit committee Convey Board Member October 2018 - Present Member of Company board and chairs the audit committee Education: Stephen F. Austin State University, Bachelor of Business, Accounting

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Name

William McLucas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

The Postage- Director, October 2020 -Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage Director October 2020 -Present Member of Company board and aids in general business management Axial Global (f/k/a Express Bolt and Gasket), CEO and CFO, November 2020-Present Oversees the company strategy and financials HydroStrat LLC Board Member September 2019 - Present Member of Company board and aids Ill general business management WPM Capital Partners Managing Director and Founder August 2017 - Present Oversees and manages investment fund Education: Rice University, Bachelors in Business Admin

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Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name

Emily Cisek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Director, December 2019 - Present (full-time)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage Chief Executive Officer, Director December 2019 - Present General business strategy, fund.raising, product roadmap, hiring, and more. Integrate Agency Director of Sales August 2019 - April 2020 Led the company's sales team, cultivated relationships m Texas, focused on increasing customer lifetime values, and more. Integrate Agency Manager of Paid Digital & Sales Lead May 2017 -August 2019 Agency lead for email programs, led marketing campaign efforts internally and for clients, and more Education: Bryant University, Bachelor of Science in Business Administration, Marketing, Communications

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Name

Kenneth Myers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, May 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The Postage Chief Technology Officer May 2020 - Present An independent contractor, he oversees and leads the technology team, built the company's technology stack, and more. Mainline.gg and FanReact LLC Chief Technology Officer July 2016-May 2020 Oversees and manages tech software development Education: Upper Iowa University, IA Master of Business Leadership Grand View University, Bachelor of Arts in Accounting and Business Administration

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees and four independent contractors in Texas.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Garrett Hester	Operations Manager	July 5, 2022
Emily Cisek	CEO	December 6, 2019

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	8,350,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has reserved the following securities for issuance upon exercise or conversion:

Type of security	Convertible Notes
Amount outstanding	400,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming	N/A

conversion prior to the Offering if convertible securities).	

Type of security	Convertible Notes
Amount outstanding	500,000
Voting Rights	The lead investor in convertible note round was given a board seat and voting rights in September 2020. The side letter agreement with William P. McLucas includes the following. William P. McLucas shall be promptly appointed to the Company's board of directors following the closing of the Offering and issuance of the WPM Note, and Mr. McLucas (or his approved replacement as described below) shall not be removed from the board without cause for so long as WPM shall hold the WPM Note or own at least 5% of the capital stock of the Company (the "Qualified Period"). If Mr. McLucas is removed for cause or resigns from the board during the Qualified Period, then WPM may appoint a qualified replacement subject to reasonable due diligence and approval of the Board. The Company shall not prior to the completion of a Qualifying Financing, increase the size of the board of directors unless, in addition to the vote required by the Company's Bylaws, WPM approves such enlargement.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Convertible Notes
Amount outstanding	382,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Crowd Note Convertible Notes
Amount outstanding	84,977
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Convertible Notes
Amount outstanding	250,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has the following debt outstanding:

Type of debt	Corporate Charge Card
Name of creditor	Silicon Valley Bank
Amount outstanding	$39.88
Interest rate and payment schedule	0%, monthly
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	Card is a charge card, with holders not allowed to carry a balance month to month. The charge card's statement balance is due from the Company each month on a specified due date

Type of debt	Payroll tax payable
Name of creditor	IRS
Amount outstanding	$4,965.73
Interest rate and payment schedule	0%, Semi-weekly and monthly
Amortization schedule	NA
Describe any collateral or security	NA
Maturity date	NA
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	900,000	$900,000.00	General working capital	April 1, 2020	Regulation D
Convertible Notes	382,500	$382,500.00	General working capital	October 1, 2021	Reg D
Convertible Notes	84,977	$84,977.00	General working capital	April 1, 2022	Regulation CF
Convertible Notes	250,000	$250,000.00	General working capital	May 1, 2022	Reg D

Ownership

A majority of the Company is owned by Emily Cisek and Robbie Wright.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned
Emily Cisek	59.9%
Robbie Wright	21.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$5,547.00	-$852,918.00	$0.00

Operations

The Company has raised $1.7M to date since 2020. We currently have over 8 months of runway not considering our revenue and have $195k in cash today. We are intending to raise a seed round in the near future. We intend to be profitable by Fall of 2024. In 2022, we closed deals with multiple financial services partners and our growth will be based on a b2b2c model through financial institutions. Once we raise our seed round in the near future, we intend to expand the team, accelerate our roadmap, and rapidly grow.

We plan on achieving profitability in September 2024, if not sooner. We will keep operations low unless the growth of the company requires us to increase operations or we complete a seed round. We have 40+ financial institutions in our pipeline and we intend to convert 6 institutions this year and 14 next year.

Liquidity and Capital Resources

On April 4, 2022, the Company closed an offering pursuant to Regulation CF and raised $84,977. In addition to the proceeds raised by the offering mentioned in the preceding sentence, the Company has the following sources of capital: Revenues from current operations and potential future fundraising efforts.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: Multiple convertible note sales

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Securities

Related Person/Entity	Robbie Wright
Relationship to the Company	Company's board officer
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Robbie Wright, the Company's board officer, purchased $25,000 worth of Convertible Notes in April 2020.

Related Person/Entity	Patricia Spencer-Cisek
Relationship to the Company	The mother of the Company's CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Patricia Spencer-Cisek, the mother of the Company's CEO, purchased $25,000 worth of

	Convertible Notes in April 2020.

Related Person/Entity	Joseph Cisek
Relationship to the Company	Uncle of the Company's CEO
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Joseph Cisek, the uncle of the Company's CEO, purchased $20,000 worth of Convertible Notes in April 2020.

Related Person/Entity	Joseph Cisek
Relationship to the Company	Uncle of the Company's CEO,
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Joseph Cisek, the uncle of the Company's CEO, purchased $20,000 worth of Convertible Notes in May 2021.

Related Person/Entity	Patricia Spencer-Cisek
Relationship to the Company	Mother of the Company's CEO,
Total amount of money involved	$40,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Patricia Spencer-Cisek, the mother of the Company's CEO, purchased $40,000 worth of Convertible Notes in May 2021.

Related Person/Entity	Lynn Atchison
Relationship to the Company	Board Member
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Lynn Atchison, Board Member, purchased $25,000 worth of Convertible Notes in June 2021.

Related Person/Entity	Rebecca Atchison
Relationship to the Company	A member of the Board of Directors of the Company
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Rebecca Atchison, a member of the Board of Directors of the Company, purchased $1,000 worth of Crowd Notes during the Company's Regulation Crowdfunding offering

Related Person/Entity	Robbie Wright
Relationship to the Company	A member of the Board of Directors of the Company,
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Robbie Wright, a member of the Board of Directors of the Company, purchased $1,000

	worth of Crowd Notes during the Company's Regulation Crowdfunding offering

Related Person/Entity	Patricia Spencer-Cisek
Relationship to the Company	The mother of the Company's CEO
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	Patricia Spencer-Cisek, the mother of the Company's CEO, purchased $5,000 worth of Crowd Notes during the Company's Regulation Crowdfunding offering

Related Person/Entity	William McLucas
Relationship to the Company	A member of the Board of Directors of the Company
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	Investment into the Company
Benefits or compensation received by Company	Capital
Description of the transaction	William McLucas, a member of the Board of Directors of the Company, purchased $1,000 worth of Crowd Notes during the Company's Regulation Crowdfunding offering

Rent

Related Person/Entity	Emily Cisek
Relationship to the Company	Member of the Company's management team and a key stockholder
Total amount of money involved	$3,100.00
Benefits or compensation received by related person	Rent for use of property as office space
Benefits or compensation received by Company	Office Space
Description of the transaction	The Company subleases office space for the premises located at 2607 Lawrence Street in Houston, Texas. The rental rate is $3,100 per month, and is paid by the Company to Emily Cisek, member of the Company's management team and a key stockholder. Ms. Cisek, in turn, pays that amount to the landlord at cost, with no markup. The rental rate is believed to be at fair market rent. The lease was entered into on April 1, 2020 and the lease expires on March 31, 2023. At this time, the Company does not believe it will renew the lease after that date.

Other Transactions

Related Person/Entity	Robbie Wright
Relationship to the Company	Robbie Wright is currently a Director and Stockholder and with which Emily Cisek was employed May 2017 -April 2020
Total amount of money involved	$145,000.00
Benefits or compensation received by related person	Paid Services
Benefits or compensation received by Company	Marketing Services
Description of the transaction	The Company paid Integrate Agency - $145,000, an organization for which Robbie Wright is currently a Director and Stockholder and with which Emily Cisek was employed May 2017 -April 2020, for marketing services for the Company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

CEO and Director
(Title)

(Date)

/s/Robbie Wright
_____
(Signature)

Robbie Wright
_____
(Name)

Director
_____
(Title)

_____
(Date)

/s/William McLucas
_____
(Signature)

William McLucas
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Emily Cisek, being the founder of Resteasiest.com, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity, and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Emily Cisek
(Signature)

Emily Cisek
(Name)

CEO and Director
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

RESTEASIEST.COM, INC.
BALANCE SHEET
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

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		2022		**2021**
ASSETS				
CURRENT ASSETS				
Cash	$	133,053	$	84,625
Accounts Receivable	$	18,187	$	58,816
TOTAL CURRENT ASSETS		151,240		143,441
NON-CURRENT ASSETS				
Furniture		5,133		5,133
Equipment		2,815		2,815
Accumulated Depreciation		(1,565)		(1,565)
TOTAL NON-CURRENT ASSETS		6,383		6,383
TOTAL ASSETS		157,623		149,824
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Credit Card Debt		3,292		4,211
Accounts Payable		-		51,012
Payroll Tax Payable		2,882		2,773
Accrued Payroll		(0.07)		-
Sales Tax Payable		-246.75		-
TOTAL CURRENT LIABILITIES		5,927		57,996
NON-CURRENT LIABILITIES				
Convertible Notes Payable		1,644,828		1,282,351
Accrued Interest		246,581		121,884
Related Party Loan		-		-
TOTAL LIABILITIES		1,897,337		1,462,230
SHAREHOLDERS' EQUITY				
Common Stock (10,000,000 shares authorized;		87		87
9,207,949 issued; $.00001 par value)				
Opening Balance Equity		45,200		45,200
Retained Earnings (Deficit)		(1,357,746)		(550,097)
Net Income		(427,255)		(807,596)
TOTAL SHAREHOLDERS' EQUITY		(1,739,713)		(1,312,406)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	157,623	$	149,824

RESTEASIEST.COM, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

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	2022	**2021**
Operating Income		
Sales, Net	$ 22,393	$ 4,512
Other Income	$ -	$ 1,000
Gross Profit	22,393	5,512
Operating Expense		
Selling & Marketing	(878)	204,099
Salaries & Wages	136,047	221,298
Research & Development	78,221	174,309
General & Administrative	43,329	43,303
Rent	37,535	38,200
Professional Fees	29,877	43,105
	324,131	724,314
Net Income from Operations	(301,738)	(718,802)
Other Income (Expense)		
Tax Expense	(819)	(1,116)
Interest Expense	(124,698)	(87,730)
Net Income	$ (427,255)	$ (807,648)